BITMIS CORP.

Unit No. 5784, 152 Chartered Square Building, 212/19,

Bangkok, Thailand 10500

Tel.  (702) 605-0123

Email: bitmiscorp@gmail.com

March 16, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Ms. Sherry Haywood

BITMIS CORP.

Registration Statement on

Form S-1 (File No. 333-214469)

Dear Ms. Sherry Haywood

Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, BITMIS CORP. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 of the Company be accelerated to Tuesday, March 21, 2017 at 3:00 p.m. Eastern Time, or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Very truly yours,

By:	/s/	Anna Varlamova
	Name:	Anna Varlamova
	Title:	President, Treasurer and Secretary
(Principal Executive, Financial and Accounting Officer)